UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 18, 2016

Commission File Number: 001-32328

Mechel PAO ———————————————————————————————————
(Translation of registrant’s name into English)

RUSSIAN FEDERATION ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Krasnoarmeyskaya 1, Moscow 125167 Russian Federation
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

MECHEL REPORTS RESTRUCTURING LOAN WITH SBERBANK

Moscow, Russia — April 18, 2016 – Mechel PAO (MICEX: MTLR, NYSE: MTL), one of
the leading Russian mining and metals companies, reports the signing and court approval of settlements restructuring Mechel’s debt to Sberbank totaling approximately 30 billion rubles and 427 million US dollars.
Mechel Group’s enterprises – Chelyabinsk Metallurgical Plant PAO, Southern
Kuzbass Coal Company PAO, Mechel Trading AG, Yakutugol Holding Company OAO,
Bratsk Ferroalloys Plant OOO, Korshunov Mining Plant OAO and Izhstal OAO –
reached a settlement with Sberbank on restructuring obligations totaling 13 billion rubles and 427 million US dollars. The settlement regarding the debt of
Chelyabinsk Metallurgical Plant PAO, totaling 17 billion rubles, is due to be completed shortly as the court is due to approve a prior signed agreement.
The settlements and loan agreements set the grace period until April 2017 and loan maturity in April 2020 to be paid in monthly installments, and a postponement of payment of up to 40% interest payments. The main debt’s grace period may be extended until January 2020 with loan maturity until April 2022 if
VTB Bank agrees to similar conditions and if other conditions are met in 2016.
In order to complete restructuring, Mechel Group must repay part of its debt to
Sberbank and Sberbank Leasing, totaling 2.8 billion rubles.
The court also approved settlements with Cyprus-based Viamelion Consultants
Limited, part of Gazprombank (AO) group, which has become legal successor to
Sberbank regarding Southern Kuzbass Coal Company PAO’s debt of 423 million dollars and 3.1 billion rubles.
  ***
Mechel PAO
Ekaterina Videman
Tel: + 7 495 221 88 88
ekaterina.videman@mechel.com

***
Mechel is an international mining and steel company which employs 67,000 people.
Its products are marketed in Europe, Asia, North and South America, Africa.
Mechel unites producers of coal, iron ore concentrate, steel, rolled products, ferroalloys, heat and electric power. All of its enterprises work in a single production chain, from raw materials to high value-added products.
***
Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S.
Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and
Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned
“Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our
Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mechel PAO

Date: April 18, 2016	By:	Oleg V. Korzhov
	Name:	Oleg V. Korzhov
	Title:	CEO